

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2023

Liang Shi
Chief Executive Officer
Blue World Acquisition Corp
244 Fifth Avenue, Suite B-88
New York, NY 10001

      Re: Blue World Acquisition Corp
           Form 10-K for the Fiscal Year Ended June 30, 2022
           Filed September 16, 2022
           File No. 001-41256

Dear Liang Shi:

      We have reviewed your April 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

Amended Form 10-K filed April 7, 2023

Business Overview, page 1

1.   We partially reissue comment 1. Please provide prominent disclosure about the legal and operational risks associated with your sponsor being based in China. Your disclosure should make clear whether these risks could result in a material change in your search for a target business and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should also address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns may impact the company's ability to complete a business combination, accept foreign investments, or list on a U.S. or other foreign exchange.

2. We note the disclosure beginning on page 8 regarding the Recent PCAOB Determinations. Please revise to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of <u>two consecutive years</u>, and that as a result an exchange may determine to delist your securities. Your current disclosure references three years.

3. We partially reissue comment 2. Please disclose the risks that your sponsor being based in China poses to investors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

   You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila Zhou